BiondVax Pharmaceuticals Ltd.

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

December 14, 2022

Via EDGAR Transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BiondVax Pharmaceuticals Ltd.
Registration Statement on Form F-1
Filed September 29, 2022, as amended
Registration No. 333-267648

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on December 15, 2022 at 4:15 p.m. Eastern Time or as soon thereafter as practicable, or at such later time as BiondVax Pharmaceuticals Ltd. (the “Company”) or its counsel may request via telephone call to the staff.

Please contact Steven A. Lipstein of Lucosky Brookman LLP, counsel to the Company, at (732) 395-4416, or in his absence, Perry Wildes of Gross & Co., counsel to the Company, at + 972-545651-137, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

BiondVax Pharmaceuticals Ltd.

By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

cc:	Steven A. Lipstein, Lucosky Brookman LLP
Perry Wildes, Gross & Co.